Exhibit 4.117
Subscription Agreement
Emperor Mines Limited
Issuer
Barrick Gold Corporation
Subscriber

Subscription Agreement made at [       ] on [       ] 2007
Parties
Emperor Mines Limited ACN 007 508 787 incorporated in Queensland and having its registered office at Level 1, WBM Building, 490 Upper Edward Street,
Spring Hill, Queensland 4004 (“Issuer”)
Barrick Gold Corporation incorporated in Ontario and having its registered office at BCE Place, Canada Tower Trust, 161 Bay Street, Suite 3700, Toronto,
Ontario M5J 251 (“Subscriber”)
The parties agree
1.
Definitions and interpretation
1.1          Definitions
In this Agreement:
“Associate” has the meaning given to it by Division 2 of Part 1.2 of the Corporations Act.
“ASX” means ASX Limited ACN 008 624 691.
"ASX Listing Rules" means the listing rules of ASX as amended or replaced from time to time, except to the extent of any express written waiver by ASX.
"Business Day" means a day (other than a Saturday or Sunday) on which banks are open for business generally in Brisbane, Australia and Toronto, Canada.
“Closing” means the issue of the Shares in accordance with this Agreement and "Close" has a corresponding meaning.
“Closing Condition” means the condition set out in clause 2.2.
"Closing Date" means that date which is one Business Day after delivery to Issuer of the
Subscription Notice.
"Controller" has the meaning given in section 9 of the Corporations Act.
"Event of Insolvency" means:
(a)
a receiver, manager, receiver and manager, trustee, administrator, Controller or similar officer is appointed in respect of a person or any asset of a person;
(b) a liquidator or provisional liquidator is appointed in respect of a corporation;
(c)
any application (not being an application withdrawn or dismissed within 7 days) is made to a court for an order, or an order is made, or a meeting is convened, or a resolution is passed, for the purpose of:
(d) appointing a person referred to in clauses (a) or (b);
(e) winding up a corporation; or
(f)                proposing or implementing a scheme of arrangement;
(g)
any event or conduct occurs which would enable a court to grant a petition, or an order is made, for the bankruptcy of an individual or his estate under any law relating to insolvency;

(h)
a moratorium of any debts of a person, or an official assignment, or a composition, or an arrangement (formal or informal) with a person's creditors, or any similar proceeding or arrangement by which the assets of a person are subjected conditionally or unconditionally to the control of that person's creditors or a trustee, is ordered, declared, or agreed to, or is applied for and the application is not withdrawn or dismissed within 7 days;
(i)
a person becomes, or admits in writing that it is, is declared to be, or is deemed under any applicable law to be, insolvent or unable to pay its debts; or
(j)
any writ of execution, garnishee order, mareva injunction or similar order, attachment, distress or other process is made, levied or issued against or in relation to any asset of a person.
"Joint Venture Interest Sale Deed" means the Joint Venture Interest Sale Deed to be entered into between DRD (Porgera) Limited (incorporated in Papua New Guinea and having its registered office at Level 5, Defens Haus, Cnr Champion Parade and Hunter Street, Port
Moresby, National Capital District, Independent State of Papua New Guinea), Barrick
(Niugini) Limited (incorporated in Papua New Guinea and having its registered office at Level
2, The Lodge, Bampton Street, Port Moresby, National Capital District, Independent State of
Papua New Guinea), Issuer and Subscriber in accordance with the terms of the Procurement
Agreement.
"Prescribed Occurrence" means:
(a)
any of Issuer or its Subsidiaries converting all or any of its shares into a larger or smaller number of shares (see section 254H of the Corporations Act);
(b) any of Issuer or its Subsidiaries resolving to reduce its share capital in any way;
(c) any of Issuer or its Subsidiaries:
(d) entering into a buy-back agreement or;
(e)
resolving to approve the terms of a buy-back agreement under subsection 257C(1)
or 257D(1) of the Corporations Act;
(f)
any of Issuer or its Subsidiaries making an allotment of, or granting an option to subscribe for, any of its shares, or agreeing to make such an allotment or grant such an option;
(g) any of Issuer or its Subsidiaries issuing, or agreeing to issue, convertible notes;
(h)
any of Issuer or its Subsidiaries disposing, or agreeing to dispose, of the whole or a substantial part of its business or property;
(i)
any of Issuer or its Subsidiaries charging, or agreeing to charge, the whole or a substantial part of its business or property;
(j) any of Issuer or its Subsidiaries resolving that it be wound up;
(k) the appointment of a provisional liquidator of Issuer or of any of its Subsidiaries;
(l)
the making of an order by a court for the winding up of any of Issuer or its
Subsidiaries;
(m)
an administrator of any of Issuer or its Subsidiaries, being appointed under section 436A, 436B or 436C of the Corporations Act;

(n) any of Issuer or its Subsidiaries executing a deed of company arrangement;
(o)
the appointment of a receiver, or a receiver and manager, in relation to the whole, or a substantial part, of the property of any of Issuer or its Subsidiaries, other than to the extent that such occurrence relates to the transactions contemplated under the
Joint Venture Interest Sale Deed (including the repatriation of any purchase price paid under that document to the Issuer).
"Procurement Agreement" means the Joint Venture Interest Sale Deed - Procurement
Agreement between Issuer and Subscriber dated the same date as this Agreement.
“Related Body Corporate” has the meaning given in section 9 of the Corporations Act 2001
(Cth).
"Securities" has the meaning given in section 92 of the Corporations Act, but also includes options over securities.
"Shares" means ordinary shares in the capital of Issuer.
"Statute" means any legislation of any country, state or territory in force at any time, and any rule, regulation, ordinance, bylaw, statutory instrument, order or notice at any time made under that legislation.
"Subscription Notice" means the notice referred to in clause 2.2, which must be in the form of Schedule 1.
“Subscription Price” means the VWAP.
"Subscription Shares" means 153 325 943 Shares and includes any adjustment pursuant to clause 7.
"Subsidiary" has the meaning given in section 46 of the Corporations Act but where the reference in that section to "other body" is read as a reference to Issuer.
"Tax Act" means:
(a)
the Income Tax Assessment Act 1936 of Australia or the Income Tax Assessment
Act 1997 of Australia as the case may be, as amended, and a reference to any section of the Income Tax Assessment Act 1936 of Australia includes a reference to that section as rewritten in the Income Tax Assessment Act 1997 of Australia; and
(b)
any other Australian tax legislation setting the rate of income tax payable and any regulation promulgated thereunder.
"VWAP" means the volume weighted average sale price of all Shares traded on ASX during the five trading days immediately preceding the day on which the Subscription Notice is delivered, adjusted in accordance with clause 7.3 (if applicable), but does not include any transaction which is defined in the ASX Business Rules as "special", crossings prior to the commencement of normal trading, crossings during the closing phase or the after hours adjust phase or any overseas trades, or trades pursuant to the exercise of options over Shares or any overnight trades or any transactions made by or on behalf of Subscriber or any Associate or
Related Body Corporate of Subscriber.
"Warranty" means:
(a)
in relation to those given by Issuer, the representations and warranties, indemnities and undertakings given by Issuer in this Agreement, including those set out in clauses 6.1 and 6.2; and

(b)
in relation to those given by Subscriber, the representations and warranties given by
Subscriber in this Agreement, including those set out in clause 6.1.
1.2          Interpretation
In this Agreement:
(a) headings are for convenience only and do not affect interpretation;
and unless the context indicates a contrary intention:
(b)
a reference to any party includes that party's executors, administrators, successors, substitutes and assigns, including any person taking by way of novation;
(c)
a reference to this Agreement or to any other agreement, deed or document includes, respectively, this Agreement or that other agreement, deed or document as amended, novated, supplemented, varied or replaced from time to time;
(d)
words importing the singular include the plural (and vice versa), words denoting a given sex include the other sex, and words denoting individuals include corporations (and vice versa);
(e) references to currency are references to Australian currency;
(f)
reference to any legislation or to any section or provision of any legislation includes any statutory modification or re-enactment or any statutory provision substituted for it, and ordinances, by-laws, regulations, and other statutory instruments issued under any legislation;
(g)
references to parties, clauses, schedules, exhibits or annexures are references to parties, clauses, schedules, exhibits and annexures to or of this Agreement, and a reference to this Agreement includes any schedule, exhibit and annexure;
(h)
if any day appointed or specified by this Agreement for the payment of any money or doing of any thing falls on a day which is not a Business Day, the day so appointed or specified will be deemed to be the next Business Day;
(i)
if more than one person is under an obligation to act or not to act under this
Agreement, the liability of those persons so identified binds each of them severally and every two or more of them jointly; if more than one person receives the same benefit under this Agreement the benefit is to be enjoyed by each of them severally;
(j)
references to payments to any party to this Agreement will be construed to include payments to another person upon the direction of such party;
(k)
all payments to be made under this Agreement must be made by unendorsed bank cheque or other immediately available funds and in Australian currency; and
(l)
where a party executes this Agreement in its capacity as a trustee, a reference to that party includes any substituted or additional trustee.
1.3
Appointment of nominee
If the Subscriber appoints a nominee in accordance with this Agreement for the purchase of the
Subscription Shares, the Subscriber must irrevocably and unconditionally guarantee that nominee's purchase of the Subscription Shares in accordance with the terms of this Agreement.
The guarantee must be in a form which is reasonably acceptable to Issuer.

2.           Subscription
2.1         Subscription
The parties agree that, subject to clause 2.2 and clause 3, the Subscriber will subscribe for the
Subscription Shares and Issuer will issue to Subscriber the Subscription Shares for a cash subscription price per Subscription Share equal to the Subscription Price on the terms of this
Agreement.
2.2          Closing Condition
Closing is subject to and conditional upon the Subscriber or its nominee delivering to Issuer a
Subscription Notice duly executed by the Subscriber and stipulating the name and address of the purchaser of the Subscription Shares within 10 days after the date that a meeting of shareholders of Issuer is held to seek approval of the matters referred to in clause 4.1(e) of the
Joint Venture Interest Sale Deed.
3.            Subscriber's discretion
The Subscriber has no obligation to deliver a Subscription Notice and may elect to do so in its absolute discretion. This Agreement will immediately terminate if the Subscriber has not delivered a Subscription Notice to the Issuer by the date specified in clause 2.2.
4.
Conditions to be satisfied before Closing
4.1
Subscriber not obliged to Close
Despite anything to the contrary set out in or implied in this Agreement, the Subscriber is not obliged to Close under this Agreement if:
(a) a Prescribed Occurrence has occurred; or
(b)
any material breach or inaccuracy of any Warranty becomes apparent to Subscriber at any time before Closing.
4.2
Subscriber may waive benefit of condition
At any time after the date on which it is the case that the condition in clause 2.2 is satisfied or before Closing the Subscriber may, by giving written notice to Issuer, waive any of its rights under clause 4.1 and elect to Close. Unless the Subscriber agrees otherwise, any waiver by the
Subscriber under this clause will constitute a waiver only in relation to the events referred to in clause 4.1 which had, to the knowledge of the Subscriber, occurred as at the date of the notice of waiver.
4.3
Subscriber may terminate if events occur
If the Subscription Notice has been delivered to Issuer, and at any time before Closing any event referred to in clause 4.1 occurs, then subject to clause 4.2, this Agreement will terminate on the Closing Date or the Subscriber may terminate this Agreement earlier by giving written notice of termination to Issuer. Clause 7.4(c)(ii) applies where this Agreement terminates or is terminated under this clause.

5.        Closing
5.1       Closing
Subject to satisfaction of the Closing Conditions in clause 2.2, Closing will take place at the offices of Issuer before 5.00 pm (Brisbane time) on the Closing Date or any other time and place on the Closing Date reasonably directed by Issuer.
5.2
Subscriber's obligations on Closing
(a)
Subscriber agrees that on Closing it will pay to Issuer the Subscription Price per
Subscription Share in cleared funds in full and final satisfaction of its obligations to pay Issuer the Subscription Price for each of the Subscription Shares for which it is subscribing.
(b)
If Subscriber delivers to Issuer a duly executed Subscription Notice in accordance with this Deed, then Subscriber is entitled to set-off any moneys owing to
Subscriber by Issuer under the terms of the Procurement Agreement against the moneys payable by Subscriber under clause 5.2(a).
5.3
Issuer’s obligations on Closing
Issuer agrees that on Closing it will:
(a) issue to Subscriber the Subscription Shares;
(b)
procure that Subscriber’s name is entered in Issuer’s register of members as the registered holder of the Subscription Shares issued pursuant to clause 5.3(a) above;
and
(c)
deliver to Subscriber a holding statement in respect of the Subscription Shares issued pursuant to clause 5.3(a) above.
5.4        Interdependence
The requirements of clauses 5.2 and 5.3 are interdependent and are to be carried out contemporaneously. No delivery, payment or action is to be deemed to have been made until all deliveries, payments or actions have been made.
5.5
Application for ASX Quotation
Within two Business Days after the issue of the Subscription Shares, Issuer must apply to ASX for quotation of the Subscription Shares.
6.
Representations and warranties
6.1
General representations and warranties of each party
Each party represents and warrants to the other party that each of the warranties set out in
Schedule 2 is true and correct on the date of this Agreement until and including the Closing
Date. The interpretation of any representation or warranty made is not restricted by reference to or reference from any other representation or warranty. The limitations and qualifications set out in clause 8.9 of the Joint Venture Interest Sale Deed will apply to any claim made by a party under this Agreement as if those provisions were expressly set out in this Agreement, provided that to the extent of any inconsistency between this Agreement and the Joint Venture
Interest Sale Deed, the provisions of this Agreement will prevail.

6.2
Representations and warranties of Issuer
Issuer represents and warrants to Subscriber that each of the warranties set out in Schedule 3 is true and correct on the date of this Agreement until and including the Closing Date. The interpretation of any representation or warranty made is not restricted by reference to or reference from any other representation or warranty
6.3          Survival of warranties
The warranties will survive Closing and continue in full force and effect for the benefit of the other party to this Agreement. Liability for breach of any warranty is not confined to breaches discovered before the Closing Date.
6.4          Notice of breach
Before Closing, Issuer must immediately give notice in writing to Subscriber of any breach of any warranty. Such notification does not limit or affect the liability of Issuer for any such breach.
6.5          Acknowledgments
Issuer acknowledges that:
(a) Subscriber has entered into this Agreement in reliance on the warranties;
(b)
Issuer has given the warranties with the intention of inducing Subscriber to enter into this Agreement; and
(c)
except where a warranty expressly states otherwise, Issuer gives all the warranties to the best of its knowledge and belief and after having made full and proper enquiries on the subject matter to which the warranty relates.
6.6
Warranties not affected by investigation
(a)
Subject to the limitations and qualifications set out in clause 8.9 of the Joint
Venture Interest Sale Deed (which as indicated in clause6.1, are incorporated as if those limitations and qualifications were expressly set out in this Agreement, provided that to the extent of any inconsistency between this Agreement and the
Joint Venture Interest Sale Deed, the provisions of this Agreement will prevail), the warranties are not affected or extinguished by any investigation made by or on behalf of Subscriber into the affairs of Issuer or by any other event or matter.
(b)
Seller is not liable for any loss or liability under this Agreement to the extent to which the subject matter giving rise to that loss or liability is fully and fairly disclosed on a current company search of the Issuer obtained from the Australian
Securities and Investments Commission and that subject matter is capable of discovery by search as at the date of this Agreement.
6.7          Indemnity
Subject to the limitations and qualifications set out in clause 8.9 of the Joint Venture Interest
Sale Deed (which as indicated in clause 6.1, are incorporated as if those limitations and qualifications were expressly set out in this Agreement, provided that to the extent of any inconsistency between this Agreement and the Joint Venture Interest Sale Deed, the provisions of this Agreement will prevail), Issuer indemnifies Subscriber and agrees to keep Subscriber indemnified against all liability or loss arising directly from, and any costs, charges, and expenses incurred in connection with, any inaccuracy in or breach of any of the warranties given by Issuer under this Agreement.

7.
Variations to the Subscription Shares and Subscription Price
7.1          Bonus Securities
If, between the date of this Agreement and the giving of the Subscription Notice, Issuer makes a bonus issue of its Securities to its shareholders, the Subscription Shares will include those bonus Securities applicable to the Subscription Shares and the Subscription Price will remain the same.
7.2          Alteration
If, between the date of this Agreement and Closing, the number of Shares on issue is altered in any way, including without limitation, by way or rights or entitlements issue, sub-division, consolidation or reduction of capital:
(a)
the definition of "Subscription Shares" in clause 1.1 will be deemed to be varied to mean such number of Subscription Shares (as defined in clause 1.1 or as altered by a previous application of this clause) as would result, upon subscription by
Subscriber for the Subscription Shares, in Subscriber owning the same proportion of the Shares of Issuer as would have been the case if Subscriber had so subscribed prior to the occurrence of the event that gave rise to the need for the adjustment;
and
(b)
if the event that gave rise to the need for the adjustment occurs after the giving of the Subscription Notice but before the Closing Date, then the Subscription Price will be adjusted accordingly (if appropriate) so as to ensure that Subscriber does not retain any benefit, nor suffer any detriment, from the adjustment made under clause
7.2(a) above.
7.3          VWAP adjustments
For the purposes of calculating the volume weighted average price of the Shares when determining the Subscription Price ("Average Price"):
(a)
where, on some or all of the five trading days immediately preceding the day on which the Subscription Notice is delivered ("Reference Period"), Shares have been quoted on ASX as cum dividend or cum any other distribution or entitlement and on the Closing Date the Shares which will be issued to Subscriber will not be entitled to receive that dividend, distribution or entitlement, then the Average Price on the trading days on which those Shares have been quoted cum dividend or cum any other distribution or entitlement shall be reduced by an amount (“Cum Value”)
equal to:
(i)
(in the case of a dividend or any other distribution) the amount of that dividend or distribution including, if the dividend or other distribution is franked, the amount that would be included in the assessable income of a recipient of the dividend or other distribution who is both a resident of
Australia and a natural person under the Tax Act;
(ii)
(in the case of an entitlement which is traded on ASX on any of those trading days) the volume weighted average sale price of all such entitlements sold on ASX during the Reference Period on the trading days on which those entitlements were traded; or
(iii)
(in the case of an entitlement which is not traded on ASX during the
Reference Period or a non-cash distribution) the value of the entitlement or non-cash distribution as reasonably determined by Issuer; and

(b)
where, on some or all of the trading days in the Reference Period, Shares have been quoted ex dividend, or ex any other distribution or entitlement, and the Shares which will be issued to Subscriber on the Closing Date will be entitled to receive the relevant dividend, distribution of entitlement, then the Average Price on the trading days on which those Shares have been quoted ex dividend, or ex any other distribution or entitlement, shall be increased by the Cum Value.
7.4
Suspension or delisting
(a) If at any time between service of the Subscription Notice and Closing:
(i) the Shares are suspended from official quotation on ASX; or
(ii) Issuer is removed from the official list of ASX,
Subscriber will have the right, by written notice to Issuer, to extend the date for
Closing to 2 Business Days after the suspension has been lifted or Issuer is readmitted to the official list (as the case may be) or the Closing Date, whichever is the later.
(b)
If Subscriber has exercised its rights under clause 7.4(a) and the Shares remain suspended or Issuer has not been readmitted to the official list (as the case may be)
for a continuous period of 4 weeks, Subscriber may terminate this Agreement by giving written notice of termination to Issuer.
(c) If Subscriber gives notice under clause 7.4(b) terminating this Agreement then:
(i)
this Agreement will terminate on the date Subscriber gives that notice under clause 7.4(b);
(ii)
clause 8 will apply.
8.         Termination
8.1        Sunset
If on the date which is 6 months plus 10 days after the date of this Agreement (or such other date as the parties agreed in writing) it is the case that the Subscription Notice has not been given by Subscriber to Issuer, then any party may terminate this Agreement by giving the other party written notice to that effect.
8.2        Effect of termination
If this Agreement is terminated in accordance with its terms for any reason then:
(a)
each party is released from any further obligation to perform or Close under this
Agreement; but
(b)
the termination will not affect any other rights, powers or remedies the parties may have against each other at law or in equity; and
(c)
each party retains any rights it has against any other party in respect of any past breach.
8.3        Survival
The following clauses survive rescission or termination of this Agreement: this clause 8 and clause 11.

9.          GST
(a)
If a party is required under this Agreement to reimburse or pay to another party an amount calculated by reference to a cost, expense, or an amount paid or incurred by that party, the amount of the reimbursement or payment will be reduced by the amount of any input tax credits to which that party is entitled in respect of any acquisition relating to that cost, expense or other amount.
(b)
If GST becomes payable by either party ("the Supplier") in relation to any supply that it makes to the other party ("the Recipient") under or in connection with this
Agreement, the parties agree that:
(i)
any consideration provided for that supply under this Agreement other than under this clause (as reduced in accordance with paragraph (a) if applicable) or any value deemed for GST purposes in relation to that supply ("Agreed Amount") is exclusive of GST;
(ii)
an additional amount will be payable by the Recipient equal to the amount of GST payable by the Supplier in relation to that supply and the additional amount is payable at the same time as any part of the Agreed
Amount is to be provided for that supply; and
(iii) the Supplier will provide a tax invoice in accordance with the GST law.
(c)
If the GST payable in relation to a supply made by the Supplier under this
Agreement varies from the additional amount paid by the Recipient under this clause in respect of that supply, then the Supplier will provide a corresponding refund or credit to or will be entitled to receive the amount of that variation from the Recipient (as appropriate).
(d)
Any terms used in this clause (and in other provisions of this Agreement where the
GST meanings are expressly intended) have the meanings ascribed to those terms by the A New Tax System (Goods and Services Tax) Act 1999 (as amended from time to time) or any replacement or other relevant legislation and regulations. Any reference to GST payable by the Supplier includes any GST payable by the representative member of any GST group of which the Supplier is a member.
10.        Notices
Any notice or other communication which must be given, served or made under or in connection with this Agreement:
(a) must be in writing in order to be valid;
(b)
is sufficient if executed by the party giving, serving or making the notice or on its behalf by any attorney, director, secretary, other duly authorised officer or solicitor of that party;
(c)
will be deemed to have been duly served, given or made in relation to a person if it is delivered to the address, or sent by facsimile to the number of that person set out in this Agreement (or at such other address or number as is notified in writing by that person to the other parties from time to time); and
(d) will be deemed to be served, given or made:
(i)
(in the case of facsimile) when the sender receives a transmission report confirming successful transmission when the facsimile is transmitted in full between 9.00 am and 5.00 pm on a Business Day in the place of receipt, or otherwise, at 9.00 am on the next Business Day in the place of receipt after the sender receives a transmission report confirming successful transmission; and
(ii) (in the case of delivery by hand) on delivery.
The facsimile number of Issuer is +61 7 3007 8080 and of the Subscriber is +1 416
861 9717.
11.       General
11.1      Governing law
This Agreement is governed by and is to be construed according to the laws of Queensland.
11.2      Jurisdiction
(a)          (Acceptance of jurisdiction): Each of the parties irrevocably submits to and accepts generally and unconditionally the non-exclusive jurisdiction of the courts and appellate courts of Queensland with respect to any legal action or proceedings which may be brought at any time relating in any way to this Agreement.
(b)         (No objection to inconvenient forum): Each of the parties irrevocably waives any objection it may now or in the future have to the venue of any action or proceedings, and any claim it may now or in the future have that the action or proceeding has been brought in an inconvenient forum.
11.3     Severability
Any provision of this Agreement which is illegal, void or unenforceable is only ineffective to the extent of that illegality, voidness or unenforceability, without invalidating the remaining provisions.
11.4      Amendments
This Agreement may not be modified, amended or otherwise varied except by a document in writing signed by or on behalf of each of the parties.
11.5      Waiver
No waiver or indulgence by any party to this Agreement is binding on the parties unless it is in writing. No waiver of one breach of any term or condition of this Agreement will operate as a waiver of another breach of the same or any other term or condition of this Agreement.
11.6      Further acts
The parties will promptly do and perform all further acts and execute and deliver all further documents required by law or reasonably requested by any other party to carry out and effect the intent and purpose of this Agreement.
11.7      Approvals
Subject to any law to the contrary and unless this Agreement expressly provides otherwise, where the doing or execution of any act, matter or thing is dependent on the consent or approval of a party, that consent or approval may be given or withheld in the absolute discretion of that party.

11.8       Counterparts
This Agreement may be executed in any number of counterparts (whether in original or a copy transmitted by fax), all of which taken together constitute one and the same document.
11.9       Expenses
Each of the parties will bear and pay its own expenses, including legal fees, costs and disbursements incurred by it in connection with the preparation and execution of this
Agreement and any subsequent consent, agreement, approval, waiver or amendment to this
Agreement.
11.10      Merger
(a)           (No merger): The rights and obligations of the parties in respect of representations, warranties, undertakings and indemnities in this Agreement will be continuing representations, warranties, undertakings and indemnities and accordingly will not be merged or extinguished by or on Closing, or be prejudiced or affected by
Subscriber's acceptance of the issue to it of the Subscription Shares under this
Agreement, or by the payment of the whole or any part of the Subscription Price per
Subscription Share, or any other money payable under this Agreement.
(b)           (Continuing nature of agreement): Notwithstanding Closing, the provisions of this Agreement will remain in full force and effect as to the obligations of the parties remaining to be performed after Closing.
11.11      Assignment
Subscriber is entitled to assign all of its rights, benefits and obligations under this Agreement without the prior consent of Issuer.
11.12
Power of attorney
(a)           (No notice of revocation): Each attorney who signs this Agreement on behalf of a party declares that the attorney has no notice from the party who appointed him that the power of attorney granted to him, under which the attorney signs this
Agreement, has been revoked or suspended in any way.
(b)           (Due authorisation): Each party represents and warrants to each other that its respective attorney or authorised officer who signs this Agreement on behalf of that party has been duly authorised by that party to sign this Agreement on its behalf and that authorisation has not been revoked.

Signed as an agreement.
Executed by Emperor Mines Limited ACN
007 508 787 by its attorney or in the presence of:

/s/ V Chidrawi
Attorney
Signature of witness
Name of Attorney in full
Name of witness in full
Barrick Gold Corporation
/s/ C Boggs

Schedule 1
Subscription Notice
SUBSCRIPTION NOTICE
To: Emperor Mines Limited ACN 007 508 787 ("Issuer")
In accordance with clause 2.2 of the Subscription Agreement between Issuer and Subscriber dated [insert]
("Subscription Agreement"), [Insert name of subscribing entity] [insert ABN] hereby subscribes for
[insert number] Shares for a subscription price of $[insert] per Share and agrees to become a member of, and be bound by the constitution of Issuer. The purchaser of the Shares is:
Name:
Address:
Terms used in this Subscription Notice have the meanings given to them in the Subscription Agreement.
Dated [insert] 2007
Signed for and on behalf of [insert] by
.........................................................................
(Signature)

Schedule 2
All party warranties
1.                 (status) The party is a company limited by shares validly existing and duly registered under the laws of its incorporation;
2.                 (power and authority) The party has full power and authority to enter into and perform its obligations under, and has taken all necessary action to authorise the execution, delivery and performance of this Agreement in accordance with its terms;
3.                 (legally binding obligation): This Agreement constitutes valid and legally binding obligations in accordance with its terms;
4.                 (no consent required) The party has the power to enter into this Agreement and perform its obligations under it without the consent of any other person (other than as described in the
Closing Conditions);
5.                 (no laws violated): The execution, delivery and performance of this Agreement by it does not violate any Statute or law, or any document or agreement to which it is a party or which is binding on it or any of its assets; and
6.                 (no Event of Insolvency): No Event of Insolvency has occurred in relation to it nor is there any act which has occurred or any omission made which may result in an Event of Insolvency occurring in relation to it, other than an act or omission which has occurred on or before the date of this Agreement which is or continues to constitute a breach of the terms of any
existing financial accommodations in place between Issuer and ANZ Bank as at the date of this
Agreement.

Schedule 3
Issuer warranties
1.                 (Shares fully paid and ASX quoted): The Subscription Shares will be validly issued fully paid, free of all Encumbrances and of the claims and interests of any person other than
Subscriber, and will from the date of issue rank equally with all existing fully paid Shares, other than in respect of rules under the Corporations Act relating to the on-sale of securities within 12 months after their issue;
2.                 (no contravention) Neither the entry into nor the performance of this Agreement violates or will violate in any respect any provision of any judgment, undertaking or instrument binding on it its constituent documents, any law, regulation or binding rule or requirement of any competent body or authority (including without limitation ASIC and ASX), or any document, agreement or other arrangement binding on it or its assets;
3.                 (no contravention of disclosure obligations) Issuer (and each of its Related Bodies
Corporate) is in compliance with all disclosure obligations applicable to it under all laws and regulations including all relevant continuous disclosure requirements under the Corporations
Act and the ASX Listing Rules, and has not materially contravened, and will not during the period commencing on the date of this Agreement and ending on the Closing Date contravene, section 674 of the Corporations Act or any provision of Chapter 3 of the ASX Listing Rules;
4.                 (true and accurate disclosure) all information disclosed by Issuer in compliance with its continuous disclosure obligations under the Corporations Act and the ASX Listing Rules was, when disclosed, true, accurate, complete and not misleading or deceptive (whether by misstatement or omission) in any material respect;
5.                 (no breach) Issuer is not in material breach of:
(a) the Corporations Act;
(b) any other applicable laws;
(c)
any binding rule or requirement of ASIC, ASX or any other competent body or authority; or
(d) its constitution or any of its constituent documents;
6.                 (Issuer's conduct) it has not engaged in and will not engage in conduct that is misleading or deceptive or is likely to mislead or deceive in connection with the offer, subscription and issue of the Subscription Shares;
7.                 (shareholder approval) Shareholder approval is not required to issue the Subscription Shares to Subscriber;
8.                 (director approval) The approval of the board of directors of Issuer is not required to issue the Subscription Shares to Subscriber;
9.                 (no other options or agreements for issue of Shares) Issuer:
(a) has not granted or entered into; and
(b) will not during the currency of this Agreement grant or enter into, any option, or agreement capable of becoming an option, or any other agreement or commitment for the issue of Shares, other than those options and convertible securities which are publicly disclosed as being on issue as at the date of this Agreement, provided always that nothing in this Agreement prevents the Issuer from issuing at any time up to a total of

3 million options exercisable into Shares under any employee incentive scheme established by the Issuer;
10.               (Subscription Shares comprise 12.78% of capital of Issuer): The Subscription Shares, if issued, would comprise 12.78% of the total issued share capital of Issuer. All shares in the issued share capital of Issuer are voting shares;
11.               (Financier's consent) The Issuer has obtained from all third party providers of financial accommodation (including its financiers, ANZ Bank) all necessary permissions, consents or approvals, required to effect to the transactions contemplated under this Agreement.

i
Table of contents
1.
Definitions and interpretation ..................................................................................2
1.1
Definitions ..................................................................................................2
1.2
Interpretation...............................................................................................5
1.3
Appointment of nominee.............................................................................5
2.
Subscription..............................................................................................................6
2.1
Subscription ...............................................................................................6
2.2
Closing Condition.......................................................................................6
3.
Subscriber's discretion............................................................................................6
4.
Conditions to be satisfied before Closing...............................................................6
4.1
Subscriber not obliged to Close.................................................................6
4.2
Subscriber may waive benefit of condition................................................6
4.3
Subscriber may terminate if events occur..................................................6
5.
Closing ....................................................................................................................7
5.1
Closing.....................................................................................................7
5.2
Subscriber's obligations on Closing ...........................................................7
5.3
Issuer’s obligations on Closing ..................................................................7
5.4
Interdependence........................................................................................7
5.5
Application for ASX Quotation .................................................................7
6.
Representations and warranties ............................................................................7
6.1
General representations and warranties of each party ................................7
6.2
Representations and warranties of Issuer ..................................................8
6.3
Survival of warranties ................................................................................8
6.4
Notice of breach.........................................................................................8
6.5
Acknowledgments.......................................................................................8
6.6
Warranties not affected by investigation......................................................8
6.7
Indemnity ...................................................................................................8
7.
Variations to the Subscription Shares and Subscription Price ..............................9
7.1
Bonus Securities.........................................................................................9
7.2
Alteration...................................................................................................9
7.3
VWAP adjustments....................................................................................9
7.4
Suspension or delisting.............................................................................10
8.
Termination ..........................................................................................................10
8.1
Sunset......................................................................................................10
8.2
Effect of termination.................................................................................10
8.3
Survival ...................................................................................................10
9.
GST .......................................................................................................................11
10.
Notices...................................................................................................................11
11.
General ..................................................................................................................12
11.1
Governing law............................................................................................12
11.2
Jurisdiction.................................................................................................12
11.3
Severability ...............................................................................................12
11.4
Amendments..............................................................................................12
11.5
Waiver.......................................................................................................12
11.6
Further acts................................................................................................12
11.7
Approvals...................................................................................................12

ii
11.8
Counterparts ................................................................................................13
11.9
Expenses .....................................................................................................13
11.10
Merger .........................................................................................................13
11.11
Assignment ..................................................................................................13
11.12